UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  0-17771

(Check One):         [_] Form 10-K                              [_] Form 20-F                    [_] Form 11-K                       [X] Form 10-Q
[_] Form 10D                                [_] Form N-SAR       [_] Form N-CSR

For Period Ended:  March 31, 2009

[_]           Transition Report on Form 10-K
[_]           Transition Report on Form 20-F
[_]           Transition Report on Form 11-K
[_]           Transition Report on Form 10-Q
[_]           Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

Read Instruction (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Franklin Credit Holding Corporation
Full Name of Registrant

_____________________________________________________________________________________________________________________________________
Former Name if Applicable

101 Hudson Street
Address of Principal Executive Office (Street and Number)

Jersey City, New Jersey  07302
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The Registrant has not completed its financial statements for the first quarter of 2009 and the Registrant’s independent registered public accounting firm has not yet completed its financial statement review. Accordingly, the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2009 cannot be filed within the prescribed time period without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

         Paul D. Colasono        (201)          604-1800
    (Name)                                 (Area Code)          (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes     [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s net loss for the first quarter of 2009 is anticipated to be significantly greater than the net loss of $6.5 million for the first quarter of 2008, and such net loss is roughly estimated to be in excess of $350 million. This estimate net loss of in excess of $350 million for the quarter ended March 31, 2009 is principally the result of the estimated loss on the Registrant’s transfer of approximately 83% of its mortgage loans and real estate assets to its bank, which transfer has previously been reported by the Company, for approximate fair value. As a result, the Registrant’s deficit net worth is roughly estimated to be in excess of $800 million at March 31, 2009.

The exact loss or a reasonable estimate of the results of operations cannot be made at this time due to the following factors which have greatly complicated the process of completing the financial statements for the first quarter of 2009: (i) a substantial restructuring of the Registrant’s loans, pledges and guarantees with the Huntington National Bank (“Bank”) and its participating banks and, as referenced above, a concomitant transfer of approximately 83% of the Registrant’s portfolio of sub-prime mortgages and real estate owned properties from the Registrant’s balance sheet to the balance sheet of Huntington Capital Financing, LLC, a real estate investment trust wholly owned by the Bank, which were consummated and effective as of the last day of the quarter, March 31, 2009, (ii) the continuing rapid and substantial deterioration in the United States housing and subprime mortgage markets and continued deterioration in the performance of the Registrant’s remaining portfolio of acquired and originated mortgage assets, which is beneficially owned by Franklin Asset, LLC (an indirect subsidiary of the Registrant and of which Tribeca Lending Corp. and the subsidiaries of Tribeca Lending Corp. and Franklin Credit Asset Corporation are members), including, in particular, that portion of the portfolio consisting of acquired second-lien mortgage loans, and the resultant significantly increased estimates of inherent losses in such portfolio and (iii) the emergence, on March 31, 2009, of Franklin Credit Management Corporation (a direct subsidiary of the Registrant) as a viable and financially sound servicer of mortgages and distressed assets with a market-rate servicing agreement with the Bank.

As the Registrant has not completed its financial statements for the first quarter ended March 31, 2009, there can be no assurance that the financial information publicly announced at a later date will not differ from the above disclosure.

                                              Franklin Credit Holding Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2009                                                       By: /s/ Paul D. Colasono
                                    Name: Paul D. Colasono
                                    Title:   Chief Financial Officer and Executive Vice President